                                                                    EXHIBIT 99.2

                        [LETTERHEAD OF RP FINANCIAL, LC.]


                                                                October 18, 2002

Board of Directors/Board of Managers
Provident Financial Services, Inc.
The Provident Bank
830 Bergen Avenue
Jersey City, New Jersey 07306-4599

Members of the Board:

     At your request, we have completed and hereby provide an updated independent appraisal ("Appraisal Update") of the estimated pro forma market value of the Common Stock that will be offered in connection with the mutual-to-stock conversion ("Reorganization") described below.

     This Appraisal Update is furnished pursuant to the conversion regulations promulgated by the Department of Banking and Insurance of the State of New Jersey (the "Department"), the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve Board ("FRB"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the Office of Thrift Supervision ("OTS"), most recently updated as of October 21, 1994. Such valuation guidelines are relied upon by the previously referenced agencies in evaluating conversion appraisals in the absence of such specific written valuation guidelines separately issued by the respective agencies.

     The Appraisal Update has been prepared to reflect updated financial information through September 30, 2002 and changes in stock market conditions since the original appraisal report dated as of August 2, 2002 ("Original Appraisal"). The Original Appraisal is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization

     The Board of Managers of The Provident Bank, Jersey City, New Jersey ("Provident" or the "Bank") has adopted a Plan of Conversion, incorporated herein by reference, pursuant to which the Bank will reorganize from a New Jersey chartered mutual savings bank into a New Jersey chartered stock savings bank. The Reorganization will be accomplished under the laws of the State of New Jersey and the regulations of the Department and the FDIC, and other applicable laws and regulations. In the Reorganization, Provident will become a wholly-owned subsidiary of Provident Financial Services, Inc. ("Provident Financial" or the "Holding

Board of Directors/Board of Managers
October 18, 2002
Page 2

Company"), a Delaware corporation. Concurrently, Provident Financial will sell, in the Subscription and Community Offerings, Holding Company common stock in the amount equal to the appraised value of the Bank. Immediately following the conversion, the only significant assets of the Holding Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank's common stock by the Holding Company. Provident Financial will use 50 percent of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by the Holding Company will be loaned to the ESOP to fund the ESOP's stock purchases in the offering, and the remainder will be reinvested into investment securities.

Concurrent with the Reorganization, Provident Financial will form a charitable foundation called The Provident Bank Foundation ("Foundation"). The Foundation will be funded in an amount equal to 6 percent of the stock offering with a maximum of $24 million, with the form of funding to be 80 percent conversion stock and 20 percent cash.

Limiting Factors and Considerations

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

     RP Financial's Appraisal Update was determined based on the financial condition and operations of Provident as of September 30, 2002, the date of the financial data included in the "Recent Developments" section of the regulatory applications and prospectus.

     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy that prohibits the company, its principals or employees from purchasing stock of its client institutions.

     The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Board of Directors/Board of Managers
October 18, 2002
Page 3

Discussion of Relevant Considerations

1.   Financial Results

     Table 1 presents summary balance sheet and income statement data through September 30, 2002. The overall composition of Provident's updated balance sheet was generally comparable to the June 30, 2002, data, with the Bank experiencing modest balance sheet growth during the quarter, which was attributable to expansion of the loan portfolio with a portion of funds also deployed into investment securities. The asset growth was funded through deposits and expanded use of borrowed funds.

     Growth Trends. Provident's total assets increased by approximately $96 million over the three months ended September 30, 2002, partially as a result of higher loan balances attributable to ongoing growth of the commercial loan portfolio. Additionally, balances of cash and investment securities increased modestly during the quarter. Despite interim deposit growth, the Bank supplemented its funding sources with expanded utilization of borrowed funds. Equity increased during the quarter ended September 30, 2002, as a result of interim earnings and favorable market value adjustments on securities classified as available for sale.

     Loan Receivable. Loans receivable increased from $1.9 billion, as of June 30, 2002, to $2.0 billion, as of September 30, 2002, to equal 62.36 percent of total assets. Net loans increased by $52 million with portfolio growth focused in commercial loans including both C&I and mortgage loans. Growth in non-residential loans more than offset shrinkage in the 1-4 family mortgage loan portfolio. This trend reflects the lower emphasis on such lending by the Bank as well as the impact of accelerated loan repayments and greater loan sales of 1-4 family loans in the recent declining interest rate environment.

     Cash, Investments and Mortgage-Backed Securities. The balance of cash and cash equivalents decreased modestly over the quarter ended September 30, 2002 by $62.2 million, to equal $84.4 million or 2.66 percent of assets. Conversely, investment securities reflected moderate growth over the quarter ended September 30, 2002, with increases in both the held to maturity ("HTM") and available for sale ("AFS") portfolios. This trend generally reflects the impact of the redeployment of funds from the balance of cash and cash equivalents. As of September 30, 2002, securities classified as available for sale and held to maturity equaled $780.3 million and $120.3 million, respectively. Provident had an unrealized gain of $13.6 million on investments held as available-for-sale, as of September 30, 2002.

Board of Directors/Board of Managers
October 18, 2002
Page 4

                                     Table 1
                               The Provident Bank
                              Recent Financial Data

                                                      At June 30, 2002              At September 30, 2002
                                                      ----------------              ---------------------
                                                                      % of                          % of
                                                    Amount           Assets         Amount         Assets
                                                    ------           ------         ------         ------
                                                    ($000)            (%)          ($000)            (%)
Balance Sheet Data
------------------
Assets                                           $3,066,277         100.00%      $3,162,258        100.00%
Cash and cash equivalents                           146,604           4.78           84,377          2.67
Investment securities-HTM                           110,131           3.59          120,295          3.80
Investment securities-AFS                           728,509          23.76          780,341         24.68
FHLB stock                                           11,514           0.38           11,514          0.36
Goodwill & core deposit value                        22,654           0.74           22,884          0.72
Loans receivable (net)                            1,919,729          62.61        1,972,055         62.36
Deposits                                          2,526,611          82.40        2,591,826         81.96
Borrowed funds                                      194,925           6.36          216,666          6.85
Total equity                                        310,568          10.13          319,859         10.11

                                                 12 Months Ended 6/30/02         12 Months Ended 9/30/02
                                                 -----------------------         -----------------------
                                                                 % of Avg.                      % of Avg.
                                                   Amount          Assets         Amount         Assets
                                                   ------          ------         ------         ------
                                                   ($000)            (%)          ($000)           (%)
Summary Income Statement
------------------------
Interest income                                  $  178,524          6.26%       $ 178,016          6.02%
Interest expense                                    (71,299)        (2.50)         (66,342)        (2.24)
                                                 ----------         -----        ---------         -----
  Net interest income                            $  107,225          3.76%       $ 111,674          3.78%
Provision for loan losses                            (1,900)        (0.07)         (12,550)        (0.42)
                                                 ----------         -----        ---------         -----
  Net interest income after provisions           $  105,325          3.69%       $  99,124          3.35%
Other operating income                               21,640          0.76           22,692          0.77
Operating expense                                   (87,139)        (3.05)         (87,959)        (2.97)
                                                 ----------         -----        ---------         -----
  Net operating income                           $   39,826          1.40%       $  33,857          1.14%
Gain on equity securities                               959          0.03              885          0.03
Gain on sale of fixed assets                            192          0.01              192          0.01
                                                 ----------         -----        ---------         -----
  Total non-operating income/(expense)           $    1,151          0.04%       $   1,077          0.04%
Net income before tax                                40,977          1.44           34,934          1.18%
Income taxes                                        (12,742)        (0.45)          (8,910)        (0.30)
                                                 ----------         -----        ---------         -----
  Net income before change in acct. principle    $   28,235          0.99%       $  26,024          0.88%
Cumulative effect of change in acct. principle         (519)        (0.02)            (519)        (0.02)
                                                 ----------         -----        ---------         -----
     Net income                                  $   27,716          0.97%       $  25,505          0.86%

  Net income (before cumul. effect of acct chng) $   28,235          0.99%       $  26,024          0.88
  Adjustment for  "normalized" tax rate (1)              --                         (1,920)        (0.06)
   Deduct: Non-recurring income                      (1,151)        (0.04)          (1,077)        (0.04)
   Add: Non-recurring loan loss provision                --            --           10,925          0.37
    Tax effect (2)                                      426          0.01           (3,644)        (0.12)
                                                 ----------         -----        ---------         -----
     Estimated core net income                   $   27,510          0.96%       $  30,308          1.02%

(1) Reflects the required adjustment to the tax expense to yield a tax expense equal to the long-term estimated recurring average rate of 31 percent of pre-tax income.
(2) Reflects an estimated 37 percent marginal tax rate for each period applied to non recurring income and loan loss provision expense.
Source: Provident's audited and unaudited financial statements and RP Financial calculations.

Board of Directors/Board of Managers
October 18, 2002
Page 5

     Bank Owned Life Insurance. As of September 30, 2002, the cash surrender value of bank owned life insurance ("BOLI") totaled $46.9 million, which reflects a modest increase since the prior quarter end. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income.

     Funding. Total deposits increased by $65.2 million, or 2.6 percent, to equal $2.6 billion at September 30, 2002. The increase reflected growth in savings and transaction accounts as certificates of deposits actually decreased modestly. Borrowed funds increased by $21.7 million over the most recent quarter primarily reflected expanded use of FHLB borrowings.

     Equity. Total equity increased by approximately $9.3 million during the quarter to equal $319.9 million, or 10.11 percent of assets. The increase in equity reflects $3.7 million of retained earnings during the quarter and a $5.6 million increase in the unrealized gain on available-for-sale ("AFS") securities.

     Asset Quality. Non-performing assets increased to $12.9 million as of September 30, 2002, as compared to $4.8 million as of June 30, 2002. The increase was primarily the result of the placing of $8.7 million of mortgage warehouse line loans on non-accrual status in September 2002 and classification of other loans within one lending relationship as noted below. In this regard, in September 2002, management became aware of alleged fraudulent activity involving one of the Bank's mortgage warehouse clients. Based on management's assessment of the known facts, the outstanding mortgage warehouse line of $20.6 million was reclassified into the following categories: $7.3 million as substandard, $1.5 million as doubtful and $11.8 million as a loss. Based on the reclassifications, the loan loss provision attributable to this lending relationship was $10.9 million for the quarter ended September 30, 2002, which substantially offset the chargeoff of the loan loss allowance account. The allowance for loan losses was $21.3 million or 1.07 percent of total loans at September 30, 2002, compared to $22.0 million or 1.13 percent at June 30, 2002.

     Income and Expense Trends. Provident's trailing 12 month earnings decreased in the most recent period, from $27.7 million for the 12 months ended June 30, 2002, to $25.5 million for the 12 months ended September 30, 2002. The benefit of stronger net interest income and modest growth of non-interest income were offset by higher loan loss provisions and, to a lesser extent, higher operating costs. As discussed above, management attributes the higher loan loss provisions to fraud-related losses in the mortgage warehouse loan portfolio. In our calculation of core earnings, we have treated the loan loss provisions as a non-recurring item, and earnings have been adjusted to exclude non-operating items on a tax-effected basis for valuation purposes. The largest adjustment is for the expense of the fraud related loan loss provision of $10.9 million. Other adjustment to earnings have been made to exclude the impact of non-recurring gains on sale and tax adjustments related to the increase in the state income tax rate from 3 percent to 9 percent. Importantly, Provident's effective tax rate reduced from 31.10 percent for the twelve months ended June 30, 2002, to
25.51 percent for the twelve months ended September 30, 2002. In this regard, the Bank's effective tax rate was reduced by a tax benefit of $983,000

Board of Directors/Board of Managers
October 18, 2002
Page 6

recorded in the quarter ended September 30, 2002, notwithstanding the fact that the Bank reported positive pre-tax net income equal to $2.7 million during the period. Management has indicated that, over the long term, it expects to post an average tax rate in the range of 31 percent of pre-tax income. The lower figure for the most recent twelve months is a temporary anomaly primarily related to the tax impact of the chargeoff for uncollectible loans. Adjusting the tax expense to reflect a normalized income tax provision yields a core earnings figure for the twelve months ended September 30, 2002, equal to $30.3 million, or 1.02 percent of average assets.

     Net Interest Income. Provident's net interest income increased for the most recent trailing twelve month period in dollar terms but was relatively unchanged as a percent of average assets. Specifically, net interest income increased by $4.4 million to $111.7 million while the net interest margin increased slightly to equal 3.78 percent of average assets. Management attributes the improving spreads to an easing of monetary policy by the Federal Reserve ("Fed"), which has steepened the yield curve and facilitated a relatively steep reduction in Provident's funding costs, and the ongoing benefit of the gradual restructuring of the Bank's balance sheet to include a higher proportion of commercial mortgage and C&I loans.

     Loan Loss Provisions. Provisions for loan losses increased to $12.6 million, or 0.42 percent of average assets. The increase is primarily due to an additional provision of $10.9 million established to address losses realized in the mortgage warehouse loan portfolio.

     Non-Interest Income. Non-interest income increased by $1.1 million for the most recent period to equal $22.7 million, or 0.77 percent of average assets, reflecting the impact of Provident's balance sheet growth, expansion of overall business volumes, gains on the sale of loans, and continued growth of fee generating products such as commercial lending and transaction accounts.

     Operating Expenses. Provident's operating expenses have been increasing due to a variety of factors including asset growth and the employment of additional lending staff. For the most recent twelve month period, operating expenses totaled $88.0 million, or 2.97 percent of average assets. Further upward pressure will be placed on the Bank's operating expense ratio in the forthcoming year due to planned expansion. The Bank completed an acquisition of two branch offices in September and Provident plans to continue to open offices on a de novo basis in the future (the Bank's business plan contemplates opening 6 to 12 branches over the first three years following the conversion). Also, there are expected to be increased costs associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

     Efficiency Ratio. Provident's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of approximately 65.46 percent for the most recent twelve months reflects a small decrease (i.e. improvement) from the 67.62 percent ratio for the twelve months ended June 30, 2002.

     Non-Operating Income/Expense. Non-operating income and expense items have decreased slightly based on updated financial data to equal $1.1 million, or
0.04 percent of average assets. The only significant non-operating items in the Bank's most recent trailing

Board of Directors/Board of Managers
October 18, 2002
Page 7

twelve month earnings consisted of gains on securities equal to $0.9 million and gains on the sale of real estate equal to $0.2 million.

     Taxes. Provident's tax rate approximated 25.5 percent for the twelve months ended September 30, 2002, which was lower than the tax rate of 31.1 percent tax rate reported for the twelve months ended June 30, 2002. The reduction in the tax rate reflects adjustments to the Bank's taxes, a result of the net tax benefit being recorded for the most recent quarter given the Bank's expectation for lower level of annualized earnings for 2002 as a result of the chargeoff for uncollectible loans. Additionally, Provident's taxes reflect the impact of a one-time adjustment to the deferred tax asset for state taxes to reflect the current New Jersey corporate tax rate of 9 percent, which is higher than the 3 percent rate which formerly applied.

2.   Peer Group Financial Comparisons

     Tables 2 and 3 present the most updated financial characteristics and operating results available for Provident, the Peer Group and all publicly-traded savings institutions. American Financial Holdings of Connecticut was included in the Peer Group in our Original Appraisal but has entered into a definitive agreement to be acquired by another financial institution. Accordingly, we have excluded this institution from this updated valuation analysis and have adjusted the comparable figures from the Original Appraisal to exclude this institution.

Financial Condition.

     The balance sheet ratios for Provident and the Peer Group reflected modest change since the Original Appraisal. Relative to the Peer Group, the Bank's interest-earning assets composition continued to reflect a modestly higher level of loans and a lower level of MBS and cash and investments.

     The Peer Group's capital ratio is comparable to the Bank's pre-conversion equity base equal to 10.2 percent and 10.1 percent of assets, respectively. However, with the addition of stock proceeds, Provident's pro forma capital position is expected to increase to levels in excess of the Peer Group average. Provident's higher pro forma capital will provide greater leverage potential than the Peer Group, although in the intermediate term the higher capital will lead to a disadvantage in terms of return on equity ("ROE").

     Provident's funding liabilities continue to reflect a strategy that is more dependent upon retail deposits, as the Bank's deposits equaled 82.0 percent of assets versus the 68.4 percent Peer Group average. The Peer Group has relied on a higher level of borrowed funds (6.9 percent for the Bank versus 19.3 percent of assets on average for the Peer Group).

     Provident's interest-earning assets ("IEA") position (including cash and equivalents) decreased modestly to equal 93.9 percent of assets which fell below the Peer Group average of 95.5 percent. The Bank continues to maintain a higher ratio of interest-bearing liabilities ("IBL") due to lower capitalization, equal to 88.9 percent of assets, relative to the Peer Group's ratio of 87.7 percent. As a result, Provident's IEA/IBL ratio of 105.6 percent is currently at a disadvantage to the Peer Group average of 108.9 percent, but this disadvantage will be diminished or eliminated on a post-offering basis.

     Updated growth rates for Provident and the Peer Group indicate that the Bank continues to generate stronger asset growth (12.67 percent versus 7.27 percent for the Peer Group), primarily supported by expansion of the investment portfolio. Cash flow from loan principal repayments (loans increased by less than 1 percent) and deposit growth flowed into cash and investments for Provident (47.54 percent growth) while the growth rates for loan and investments were more balanced for the Peer Group companies (4.89 percent and 7.77 percent growth, respectively). The Bank's deposits increased at a rate of 11.49 percent in comparison to average growth of 9.59 percent turned in by the Peer Group while the growth rate of borrowings also exceeded the Peer Group average (26.52 percent versus 3.29 percent).

     The Bank's equity increased at an 11.28 percent rate, versus shrinkage of
1.03 percent on average for the Peer Group. The relatively strong equity growth for the Bank contrasts with reduction of equity reported by the Peer Group notwithstanding the relatively comparable ROA levels and is reflective of the impact of dividend and capital management strategies implemented by the Peer Group companies. The increase in capital realized from conversion proceeds, as well as potential dividend payments on the newly-issued common stock, coupled with possible stock repurchases will pose further limitations on the Bank's capital growth rate following the stock offering. However, given Provident's significant pro forma capital position, the need for further growth of the Bank's capital is substantially diminished.

     Income and Expense Trends.

     Provident and the Peer Group reported profitability ratios of 0.86 percent and 0.96 percent, respectively (see Table 3), for the most recent twelve month period. Provident's core profitability in relation to the Peer Group continues to be characterized by a higher level of net interest income and non-interest income, the benefits of which are offset by the higher level of operating expense reported by the Bank. Reported earnings in comparison to the Peer Group have diminished, primarily as a result of loan loss provisions established in connection with non-performing mortgage warehouse loans.

     On a core earnings basis, excluding non-recurring income and expenses and adjusted for a normalized tax rate, the Bank's ROA equaled 1.02 percent of average assets versus an estimated average rate of core income of 0.91 percent for the Peer Group.

     Neither Provident's nor the Peer Group's updated net interest margin changed significantly. The net interest income ratio equaled 3.78 percent and
3.23 percent of average assets for Provident and Peer Group, respectively. The Bank's 40 basis point lower interest income ratio and lower asset yields are more than offset by a favorable cost of funds, reflecting the favorable funding structure (i.e., comparatively lower level of CDs) and more limited use of wholesale borrowings.

     Loan loss provisions were a larger factor in the Bank's earnings, amounting to 0.42 percent of average assets for the Peer Group versus loan loss provisions equal to 0.17 percent of assets on average for the Peer Group. On a normalized basis excluding $10.9 million of provisions established by Provident in the most recent quarter which were related to fraud, loan loss provisions were equal to
0.05 percent of average assets which is below the Peer Group average.

     Sources of non-interest operating income were higher for the Bank in comparison to the Peer Group, equal to 0.77 percent and 0.56 percent, respectively. Factors contributing to the Bank's higher level of non-interest income include the higher proportion of fee generating deposits (i.e., consumer and commercial transaction accounts) and expansion into non-traditional areas such as the offering of brokerage and insurance products.

     The higher level of net interest income and non-interest income generated by the Bank is substantially offset by Provident's higher operating expenses. Specifically, the Bank's operating expense ratio before goodwill amortization, equal to 2.89 percent of average assets, remains above the Peer Group average of
2.26 percent. As discussed in the Original Appraisal, factors contributing to the higher expense ratio primarily include the relatively higher costs associated with Provident's diversification efforts as well as the significant investments in people and infrastructure the Bank has been incurring to posture itself for the future. The Bank's operating expense ratio will likely continue to trend higher than the Peer Group over the near term given management's indicated strategic direction.

     The efficiency ratio remains less favorable for Provident, equal to 65.5 percent versus 62.6 percent for the Peer Group on average. The Bank's efficiency ratio is expected to improve on a post-conversion basis with the reinvestment of the net conversion proceeds net of the cost related to the stock-based benefit plans. Non-operating income, consisting of the gains realized on the distribution of common stock equaled 0.04 percent of average assets for Provident, while non-operating gains average 0.10 percent of average assets for the Peer Group. Such income and expense items are believed to be largely non-recurring for the Bank and will be excluded from the core earnings analysis in the valuation section to follow.

     Provident's effective tax rate of 25.51 percent declined relative to the average tax rate of 36.86 percent posted by the Peer Group. A portion of the reduction is related to a one-time tax benefit of $1.1 million, applied to the Bank's deferred tax assets to reflect the current New Jersey corporate tax rate of 9 percent, which is higher than the 3 percent rate which formerly applied. Additionally, the Bank's tax rate has been impacted by the one-time provisions and loan chargeoffs. These transactions caused the effective tax rate to diminish relative to normalized levels approximating 31 percent for the last two fiscal years and the twelve months ended June 30, 2002, as reflected in the Original Appraisal.

3.   Stock Market Conditions

     Since the date of the Original Appraisal, the overall stock market has generally experienced significant volatility but little net change overall. Weak economic data provided for further declines in stocks in early-August, but the downward trend was reversed on growing speculation of a rate cut by the Federal Reserve and news of a proposed $30 billion bailout for Brazil's financial crisis. In mid-August, the Federal Reserve's decision to leave interest rates unchanged prompted a sharp one-day sell-off in the broader market, which was followed by a sharp one-day increase in the major indexes on technical factors as investors took profits in bonds and shifted some money into stocks. The DJIA closed above 9000 in late-August, as stocks continued to rebound from oversold conditions in July. However, after five consecutive weekly gains in the DJIA, blue chip stocks declined in the last week of August on profit taking and cautious comments from bellwether technology stocks. The decline in the broader stock market continued during September and the first week of October, primarily on the basis of weak economic reports and slackening consumer demand. Additionally, the weak economy has continued to raise significant investor concerns regarding the direction of future corporate earnings. However, such concerns among investors apparently diminished during the week ended October 18, 2002, as favorable earnings reports from such bellwether companies as IBM, Citigroup and Microsoft led to the largest weekly gain in the Dow since the week ended September 28/th/ of last year. On October 18, 2002, the Dow Jones Industrial Average closed at 8322.40 which is substantially unchanged since the date of the Original Appraisal and the NASDAQ Composite Index closed at 1287.86 or 3.2 percent higher since the date of the Original Appraisal.

     The market for thrift issues has generally paralleled the broader market since the date of the Original Appraisal and closed slightly lower as of October 18, 2002, relative to the levels prevailing as of the Original Appraisal. Thrift stock prices reflect limited change, notwithstanding the downward trend in market interest rates which typically bodes well for thrift earnings. In this regard, many investors have become concerned about long term earnings levels of many savings institutions as loan portfolio yields have continued to decline in response to lower interest rates (sparked by high refinancing activity) and the potential interest rate risk if rates increase rapidly in the future. On October 18, 2002, the SNL Index for all publicly-traded thrifts closed at 1050.8, a decrease of 0.5 percent since the date of the Original Appraisal.

     The median updated pricing measures for all publicly-traded thrifts and the Peer Group reflect opposing trends. Overall, since the date of the Original Appraisal, the comparative changes in the earning-based pricing measures for the Peer Group and all publicly-traded thrifts indicate a decline in the range of 4 to 6 percent reflecting the impact of improving earnings coupled with limited change in stock prices. The P/B and P/TB ratios of the Peer Group increased by
7.1 percent and 3.3 percent, respectively since the date of the Original Appraisal. By comparison, the change in the pricing ratios of all publicly-traded thrifts was limited. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in Table 4, based on market prices as of August 2, 2002 and October 18, 2002.

     The "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies. Accordingly, as discussed in the Original Appraisal, RP Financial has considered the pro forma pricing and trading level of recently converted companies in this updated appraisal. Over the last three months, three standard conversion offerings, one MHC offering and one second-step conversion have been completed (see Table 5).

                                     Table 4
                         Median Pricing Characteristics

                                    At August 2,     At October 18,     Percent
                                      2002 (1)            2002          Change
                                      --------            ----          ------

Peer Group
----------
Price/Earnings (x)                      15.74x            15.06x         (4.3)%
Price/Core Earnings (x)                 16.80             15.88          (5.5)
Price/Book (%)                         143.81%           153.96%          7.1
Price/Tangible Book (%)                152.36            157.42           3.3
Price/Assets (%)                        14.75             14.74          (0.1)
Price/Share ($) (2)                       ---               ---           0.9
Market Capitalization (2)                 ---               ---          (0.1)

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                      13.73x            13.09x         (4.7)%
Price/Core Earnings (x)                 15.61             14.89          (4.6)
Price/Book (%)                         117.71%           117.73%          0.0
Price/Tangible Book (%)                122.73            121.96          (0.6)
Price/Assets (%)                        11.80             12.14          (2.9)

Other
-----
SNL Thrift Index                       1056.2            1050.8          (0.5)%

(1) The Peer Group average excludes American Financial Holdings of CT which has executed a definitive agreement to merge with another financial institution.
(2) Reflects the median of the percentage change for the Peer Group companies on an individual basis.

     Since the Original Appraisal, there have been two standard conversion offerings that are particularly relevant to the Bank's conversion offering based on their respective offering size and assets. First PacTrust Bancorp, Chula Vista, California, completed its conversion offering on August 23, 2002, at the supermaximum of the offering range. First PacTrust Bancorp's pro forma P/E multiple equaled 28.0 times and its pro forma P/TB equaled 76.3 percent and the issue had appreciated 17 percent from the offering level as of October 18, 2002. TierOne Corporation, Lincoln, Nebraska completed its conversion offering on October 2, 2002, at the supermaximum of the offering range. TierOne Corporation's pro forma P/E multiple equaled 13.8 times and its pro forma P/TB equaled 69.8 percent and the issue had appreciated 38 percent from the offering level as of October 18, 2002.

Valuation Adjustments

     In the Original Appraisal, we made the following adjustments to Provident's pro forma value based upon our comparative analysis to the Peer Group:

                                                                   Original
     Key Valuation Parameters                                 Valuation Adjustment
     ------------------------                                 --------------------
     Financial Condition                                        Moderate Upward
     Profitability, Growth and Viability of Earnings            Moderate Downward
     Asset Growth                                               Slight Upward
     Primary Market Area                                        No Adjustment
     Dividends                                                  Slight Upward
     Liquidity of the Shares                                    No Adjustment
     Marketing of the Issue                                     Moderate Downward
     Management                                                 No Adjustment
     Effect of Government Regulations and Regulatory Reform     No Adjustment

     The updated financial condition and earnings of Provident and the Peer Group led us to conclude that the valuation adjustments for financial condition and profitability, growth, and viability of earnings should remain unchanged from the Original Appraisal. We have excluded the impact of the Bank's recent fraud related loss as a non-recurring event for purposes of our earnings based valuation approaches. At the same time, we believe investors may evaluate the various areas of credit risk exposure as described in the Original Appraisal as a result.

     The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulation and regulatory reform did not change since the Original Appraisal date. Accordingly, those parameters were not discussed further in this Appraisal Update.

     The broad market indices reflect limited change since the date of the Original Appraisal but have been marked by a high degree of volatility. Similarly, the Peer Group's prices and those for all publicly-traded thrifts reflect limited change on balance, notwithstanding their improving earnings levels, which have led to declines in the earnings based valuation multiples. While activity in the new issue market has been limited, the two relatively large recent full stock conversion offerings that have been completed have been well received and have traded above their IPO prices in initial trading activity. In light of this, we have reduced the valuation adjustment for marketing of the issue from "Moderate Downward" to "Slight Downward" (some downward adjustment remains appropriate given the large size of the Provident offering). Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro forma valuation is appropriate. This conclusion is based primarily on the strength of the new issue market.

Valuation Approaches

     In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, the pro forma market value approach, we considered the three key pricing ratios in valuing Provident's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches. All valuation approaches were performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Provident's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits 2 and 3). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group.

     Consistent with the Original Appraisal, this Update continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Based on the foregoing, RP Financial concluded that as of October 18, 2002, the pro forma market value of the Bank's conversion stock was $470,000,000 at the midpoint. This value includes 1,920,000 shares issued to the Foundation, equal to a value of $19,200,000 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $450,800,000, or 45,080,000 shares at $10.00 per share. The updated value reflects a 10.6 percent increase relative to the midpoint valuation established in the Original Appraisal.

     P/E Approach. The application of the P/E valuation method requires calculating Provident's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items on a tax-effected basis. In deriving Provident's core earnings, the adjustments made to reported earnings eliminated, on a tax effected basis, gains on the sale of investment securities and the expense related to non-recurring loan loss provisions on a tax effected basis. The derivation of Provident's core earnings was shown in the bottom panel of Table 1 and reflects a core earnings base of $30.3 million for the Bank. Comparable adjustments were made to the Peer Group's earnings in the calculation of core earnings.

     Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples at the $470.0 million midpoint value equaled
16.79 and 14.57 times, respectively. The reported earnings multiple reflects an
11.5 percent premium to the Peer Group median versus a 10.8 percent discount in the Original Appraisal, which is reflective of the impact of the non-recurring loan loss provisions which have caused reported earnings to decline. On a core earnings basis, Provident's 14.57 times multiple reflects an 8.3 percent discount relative to the Peer Group median, which reflects a reduction from the
15.8 percent discount established in the Original Appraisal.

     P/B Approach. The application of the P/B valuation method requires calculating Provident's pro forma market value by applying a valuation P/B ratio to the Bank's pro forma book value. Based on the $470.0 million midpoint valuation, Provident's pro forma P/B and P/TB ratios equaled 65.90 percent and
68.08 percent at the midpoint of the valuation range, respectively. In comparison to the median P/B and P/TB ratios for the Peer Group of 153.96 percent and 157.42 percent, the Bank's ratios reflected a discount of 57.2 on a P/B basis and a discount of 56.8 percent on a P/TB basis. At the supermaximum of the valuation range, the Bank's P/TB ratio equaled 75.33 percent, which is discounted from the Peer Group median by 52.2 percent.

     P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to Provident's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Provident's value equaled 13.18 percent of pro forma assets. Comparatively, the Peer Group companies exhibited a median P/A ratio of
14.74 percent, which implies a 10.6 percent discount being applied to the Bank's pro forma P/A ratio, as compared to 18.6 percent in the Original Appraisal.

Valuation Conclusion

     Based on the foregoing, it is our opinion that, as of October 18, 2002, the estimated aggregate pro forma market value of Provident's common stock, including the contribution to the Foundation immediately following the offering, has increased to $470,000,000 at the midpoint. This updated valuation reflects a
10.6 percent increase relative to the valuation midpoint established in the Original Appraisal. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board determined $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in
Exhibit 2 and Exhibit 3.

                               Offering         Foundation        Total Shares          Aggregate
   Valuation Range              Amount         Contribution         Issued            Market Value
   ---------------              -----          ------------         ------            ------------
                               (Shares)          (Shares)          (Shares)               ($)
   Minimum                    38,318,000        1,839,264          40,157,264         $401,572,640
   Midpoint                   45,080,000        1,920,000          47,000,000          470,000,000
   Maximum                    51,842,000        1,920,000          53,762,000          537,620,000
   Supermaximum               59,618,300        1,920,000          61,538,000          615,383,000


                                                         Respectfully submitted,

                                                         RP FINANCIAL, LC.



                                                     /s/ William E. Pommerening
                                                         Chief Executive Officer


                                                     /s/ James P. Hennessey
                                                         Senior Vice President

                                 INSERT TABLE 6


                        [Certain portions of the Updated
                    Appraisal Report are being filed in paper
                       pursuant to a continuing hardship
                    exception in accordance with Sections 202
                              of Regulations S-T]